January 24, 2018

Two Roads Shared Trust

80 Arkay Drive

Hauppauge, NY 11788

Re: Advisory Fee Waiver for the Symmetry Panoramic Funds

Dear Mr. Colantino:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby and effective as of the date noted below, Symmetry Partners, LLC (the “Adviser”) agrees that it shall waive all or a portion of the investment advisory fees that it receives pursuant to the Investment Advisory Agreement between Two Roads Shared Trust and the Adviser (the “Advisory Agreement”) with respect to each of the Funds listed below (each a “Fund” and collectively, the “Funds”) so that the aggregate investment advisory fee retained by the Adviser with respect to each Fund after the payment of sub-advisory fees does not exceed the following amounts:

Fund	Aggregate Advisory Fee Retained by the Adviser
Symmetry Panoramic US Equity Fund	0.27%
Symmetry Panoramic International Equity Fund	0.27%
Symmetry Panoramic Global Equity Fund	0.27%
Symmetry Panoramic Tax-Managed Global Equity Fund	0.28%
Symmetry Panoramic US Fixed Income Fund	0.27%
Symmetry Panoramic Municipal Fixed Income Fund	0.27%
Symmetry Panoramic Global Fixed Income Fund	0.27%
Symmetry Panoramic Alternatives Fund	0.32%

This Agreement shall become effective on January 24, 2018 with respect to each of the Funds and shall remain in effect until April 30, 2019. The Agreement with respect to a Fund may be continued from year to year thereafter provided that each such continuance is specifically approved by the Adviser and the Trust with respect to such Fund (including with respect to the Trust, a majority of the Trustees of the Trust who are not “interested persons,” as defined under the Investment Company Act of 1940, as amended (the “1940 Act”) of the Adviser). Neither the Adviser nor the Trust shall be obligated to extend the advisory fee waiver with respect to any Fund. This Agreement can only be terminated upon the approval of the Board of Trustees of the Trust or by the Adviser upon 60 days’ written notice to the Trust.

The Adviser acknowledges that investment advisory fees waived pursuant to this Agreement are not subject to recovery or reimbursement regardless of the operation of any operating expenses limitation agreement or similar agreement entered into between the Trust, on behalf of the Funds, and the Adviser.

Any question of interpretation of any term or provision of this Agreement, including but not limited to the computations of average daily net assets or of any advisory fee, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement between the Adviser and the Trust or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act, as applicable, and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such Court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to the 1940 Act.

This Agreement constitutes the entire agreement of the parties with respect to its subject matter. This Agreement shall be enforceable notwithstanding the enforceability of any such other provision or agreement. In addition, each provision herein shall be treated as separate and independent with respect to each Fund and shall be treated as separate and independent from such provision or agreement with respect to each of the other Funds. No modification or amendment of this Agreement shall be binding unless in writing and executed by the parties listed above.

Sincerely,

By: /s/ Patrick Sweeny

Patrick Sweeny

Principal

Symmetry Partners, LLC

Approved and accepted on behalf of the Funds:

By: /s/ James Colantino

James Colantino

President

Two Roads Shared Trust